

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

Via Email
James Benson
Chief Financial Officer
Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, MA 02142

> **Re: Akamai Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 10, 2013**
> **File No. 000-27275**

Dear Mr. Benson:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

1.   We note that the "majority" of your cash, cash equivalents and marketable securities are located in the United States. We further note that your Chief Financial Officer indicated in your fourth quarter 2012 earnings call that $100 million of your funds are held outside

of the United States. Please tell us what consideration you have given to quantifying the amount of foreign held funds in your disclosure in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Financial Statements (unaudited)

Notes to Unaudited Consolidated Financial Statements

Note 1. Nature of Business and Basis of Presentation, page 7

2.   We note that Exhibit 99.1 of your Form 8-K filed on March 11, 2013 describes "new reporting methodologies" beginning in the first quarter of 2013 that will reclassify expenses previously included within sales and marketing and general and administrative to cost of revenues. It appears that the new reporting methodologies were reflected in the amounts presented in this Form 10-Q including the expenses for the three months ended March 31, 2012. However, there was no discussion of the new reporting methodologies within this Form 10-Q. Please provide additional details regarding the new reporting methodologies including your basis for the change, a discussion of the events or circumstances that led to the change, and a more thorough description of the relevant expenses.

3.   Additionally, based upon the discussion within the Form 8-K, it appears that you consider this change to be a reclassification. Please provide your consideration of the guidance within ASC 250 including your assessment of whether amounts previously reported contained an error and your basis for omitting disclosure regarding the new reporting methodologies, including quantification of the change for all periods presented within this Form 10-Q.   As part of your response, please provide us with an analysis quantifying the impact on the relevant line items for each of the three years ended December 31, 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief